Exhibit 99.1

Canopy Rivers “Micro Cannabis, Macro Impact” Pitch Day: Introducing the Panel of Industry Expert Judges

Panel Of Judges Dips Into The Past To Look Forward To The Future

Toronto, ON (June 1, 2018) — Canopy Rivers Corporation (“Canopy Rivers”) is excited to introduce the roster of judges for the upcoming cannabis business Pitch Day. The selected judges all have deep roots in the cannabis industry in Canada, bringing a wide range of cannabis experience in business operations, advocacy, constitutional law, and cultivation, making them ideal for evaluating and providing insight on a variety of cannabis businesses.

As the cannabis industry expands, both in Canada and around the world, the proliferation and branding of products, services, and accessories beyond just dried flower will open up new verticals and exciting new offerings.

In alignment with the proposed regulations under the Cannabis Act (Bill C-45) and the new "micro" class of licenses, Canopy Rivers is offering up to $1,000,000 of seed capital to support micro-growers, micro-processors, hemp production, lab testing, retailers, and other emerging segments that have been underrepresented in the industry to date.

The Company has already received a number of strong submissions but continues to invite interested parties to apply on the Canopy Rivers website.

Finalists will be selected and invited to pitch live in front of the judges in Vancouver at the International Cannabis Business Conference on June 25, 2018.

The company is calling on forward thinking entrepreneurs to apply and position their Micro Cannabis business for a Macro Impact.

The Judges

Olivier Dufourmantelle

Olivier is the Chief Operating Officer at Canopy Rivers and was previously the Chief Operating Officer and Senior Vice President, Continuous Improvement and Strategic Expansion for Canopy Growth. Prior to joining Canopy Growth, Olivier worked in various leadership and consulting roles in Asia, Europe, and North America at Michelin Tires and McKinsey & Company. He received a degree in Electrical Engineering at McGill University and an MBA from Harvard Business School.

Hilary Black

Hilary is the Director of Patient Education and Advocacy at Canopy Growth, Canada’s largest legal producer of medical cannabis. Prior to this, Hilary was Canada's first out of the closet cannabis dealer. She founded the BC Compassion Club Society in 1997 and is a recipient of the Queen Elizabeth Diamond Jubilee Award, acknowledging her significant contribution to Canadian society for her work with medical cannabis.

Kirk Tousaw

Kirk is a lawyer and advocate. He has been an active proponent of modernizing cannabis policies by repealing prohibition and implementing a regime of reasonable controls. The majority of his current practice consists of defending those charged with cannabis offences and working with people and

Exhibit 99.1

organizations in the medical cannabis industry. In recognition of his work on behalf of medical cannabis patients and providers, Kirk was awarded the Queen’s Diamond Jubilee Medal in 2013.

Mat Beren

Mat is the owner of the House of the Great Gardener seed company. He has been working with cannabis for more than 20 years. Mat fought and won a six-year constitutional challenge in the BC Supreme Court regarding the MMAR program. After he won, he started his seed company to help patients get access to medicine that works best for them. Mat has more than 50 international awards for his work with cannabis.

About Canopy Rivers:

Canopy Rivers is a unique investment and operating platform structured to pursue investment opportunities in the emerging global cannabis sector. Canopy Rivers works collaboratively with Canopy Growth (TSX:WEED, NYSE:CGC) to identify strategic counterparties seeking financial and/or operating support and affiliation with the Canopy Growth group of companies. The result is an ecosystem of complementary and best-in-class cannabis operating companies that is representative of all the various niches in this newly developing cannabis economy. As the portfolio continues to develop, constituents benefit from opportunities to join forces with Canopy Growth and collaborate among themselves, resulting in an ideal environment for innovation, synergy and value creation for Canopy Rivers, Canopy Growth and the entire ecosystem of portfolio companies.

Contact:

Daniel Pearlstein

Executive Vice President, Head of Business Development

Canopy Rivers Corporation

daniel@canopyrivers.com

647-475-1115